Exhibit 99.1

Innoviz Reports First Quarter 2026 Results

•	Entering fast-growing, high-margin defense and security market; see strong momentum via engagements with Kela Technologies and a large holding group to be announced in the coming weeks

•	Multiple automotive programs with product launches in 2026 and beyond; announced new agreement with a leading AV company to evaluate the development of on-sensor LiDAR perception capabilities; signed LOI with LOXO

•	Launched InnovizTwo Ultra Long-Range with up to 1km sensing, driving new capabilities in applications across automotive and non-automotive end-markets

•	FY2026 outlook unchanged at $67–$73M; Q1 $7.1M, reflecting NRE milestone variability

TEL AVIV, Israel, May 14, 2026 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company" or "Innoviz"), a leading supplier of high performance, automotive-grade LiDAR sensor platforms, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended March 31, 2026, and reiterated its financial and operational targets for 2026.

"In the early months of 2026, we announced our entry into the defense and homeland security market, reached critical technical milestones with our new products, made progress on existing programs, and continued to engage with automotive and non-automotive customers," said Omer Keilaf, CEO and Founder of Innoviz, "Several NRE milestones were pushed out of the first quarter, in part due to customers' requests for additional content, resulting in lower than anticipated revenues. Thanks to the hard work and dedication of our teams, we are already closing the gap, and our full-year outlook remains unchanged. Long-term, we are confident in our view that LiDAR is the most reliable method for digitizing the physical world, and is indispensable to the implementation of Physical AI. Over the past year, we've broadened our scope beyond the automotive industry and introduced our SMART products, which are now available for defense and security applications, in addition to traffic management, perimeter security, and robotics. We are seeing strong traction across these end-markets, which are fast-growing and high-margin, and yesterday, Kela, an Israeli defense company, announced its intent to field Innoviz LiDARs across their unified situational operations platform. We have also signed an agreement with a large holding group, which will offer Innoviz LiDARs in their defense and security solutions; we expect their announcement in the coming weeks. Our automotive programs with VW, Mobileye, and Daimler Truck are progressing well towards LiDAR product launches in 2026 and beyond to meet Start of Production (SOP) timelines. We recently announced an advanced development program with a leading autonomous driving technology partner to evaluate enhanced on-sensor perception software for the InnovizTwo LiDAR platform; additionally, we signed an LOI with LOXO to integrate InnovizTwo Long Range into LOXO's autonomous driving solution. The automotive ecosystem is exhibiting robust interest in both Level 3 and Level 4 automation, and we believe we can win upcoming RFQs with our suite of InnovizTwo LiDARs and our InnovizThree, whose small size, lower power consumption, and lower cost make it ideal for behind-the-windshield integration. To support our automotive and Physical AI customers, we recently launched the InnovizTwo Ultra Long-Range LiDAR, which enables up to 1km sensing and opens new capabilities across a variety of use cases. As we continue to ramp production at Fabrinet, we believe we are well-positioned to become a premier world-wide supplier of best-in-class LiDAR solutions for autonomous driving and broader sensing applications, enabling the rise of Physical AI."

Commercial and Strategic Updates

•	Entering the Defense and Homeland Security Markets with InnovizSMART and InnovizTwo Ultra Long-Range – Innoviz LiDARs, developed for automotive and civilian applications, offer rugged design, extended detection range, and automotive-grade reliability that make them well-suited for the rigorous requirements of the defense and security markets. They may serve a wide variety of applications, including in areas such as perimeter and facility security, mapping and situational awareness, and drone detection.

•	Reached an Engagement with Kela – Kela Technologies, an Israeli defense company, announced its intent to field InnovizTwo LiDARs for a variety of applications, including perimeter security and drone detection, using Innoviz LiDAR solutions across its unified situational operations platform.

•	Signed Agreement to Incorporate Innoviz LiDARs into Defense/Homeland Security Offerings – We recently signed an agreement with a large holding company to incorporate Innoviz LiDARs into their defense and homeland security offerings, and we expect an announcement from the customer in the near future.

•	Progressed on Customer Programs – Customer programs with VW, Mobileye, and Daimler Truck are progressing well toward 2026 LiDAR launches ahead of vehicle SOPs.

•	Announced Advanced Development Program Combining LiDAR and On-Sensor Perception Software – Innoviz has entered a new agreement with a leading autonomous driving technology company to evaluate the development of enhanced on-sensor perception software.

•	Signed LOI with LOXO – Innoviz signed an LOI with LOXO to integrate InnovizTwo Long-Range LiDAR into its Level 4 Digital Driver platform, subject to the successful completion of evaluation.

•	Pursued Multiple Level 3 and Level 4 Opportunities – Innoviz is pursuing multiple RFQs with new and traditional OEMs as well as industrial and agricultural customers. Level 3 autonomy is viewed as a key feature for future SOPs, and InnovizThree is well-positioned to win behind-the-windshield designs with its smaller form factor, reduced power consumption, and lower cost.

•	Launched InnovizTwo Ultra Long Range – InnovizTwo ULR delivers up to 1km sensing, addressing a gap in a variety of applications. It will enable ultra-early hazard detection and high-resolution perception for autonomous systems, including in heavy trucking, as well as border and wide area perimeter security use cases.

Q1 2026 Financial Results

Revenues in Q1 2026 were $7.1 million compared to revenues of $17.4 million in Q1 2025. The revenues resulted from a combination of sales of LiDAR units and NRE services.

Operating expenses in Q1 2026 were $24.9 million, an increase of 18% compared to operating expenses of $21.0 million in Q1 2025.

Liquidity as of March 31, 2026 was approximately $60.1 million, consisting of cash and cash equivalents, short term deposits, marketable securities and short-term restricted cash.

FY 2026 Financial and Operational Targets

The company is reiterating its FY 2026 targets of:

•	Revenues of $67-$73 million;

•	2-3 new program wins;

•	LiDAR sales for non-automotive Physical AI applications up to 10% of revenue; and

•	New NRE payments plans of $20-$30 million.

Conference Call

Innoviz management will hold a web conference today, May 14, 2026, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss commercial and strategic updates, financial results for Q1 2026, and financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz's website for 90 days.

About Innoviz

Innoviz is a leading provider of LiDAR technology, serving as a Tier 1 supplier to the world's leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads.

Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Innoviz's LiDAR sensors are designed to deliver exceptional range, resolution, and reliability, providing accurate 3D sensing in harsh weather conditions. Operating across the U.S., Europe, and Asia, Innoviz designs solutions for automotive OEMs, system integrators, municipalities, commercial enterprises, and other use cases worldwide. InnovizSMART is an off-the-shelf solution for security, defense and homeland security, intelligent traffic management, mobility, robotics, and aerial applications.

For more information, visit https://innoviz.tech/

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, expected NRE payments, the anticipated scaling of production, and Innoviz's projected future operational and financial results, including revenue and NREs. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

"NRE (Non-Recurring Engineering)" is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to achieve broader market adoption of Innoviz's products and solutions, the ability to maintain and scale initial deployments into long-term commercial relationships, the ability of preliminary arrangements, including evaluation engagements and letters of intent, to result in definitive supply, development, or commercial agreements on expected terms and volumes, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of geopolitical developments in the Middle East including the evolving conflict in Israel on our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 4, 2026, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.  The agreements and letters of intent referenced in this announcement are subject to various conditions, including, in certain cases, successful completion of evaluation phases, negotiation of definitive terms, and customer election to proceed. There can be no assurances that any such arrangement will result in definitive agreements, firm orders, payments, or series production, or that volumes, timing, or commercial terms will align with current expectations. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data) (Unaudited)

	Three Months Ended March 31,
	2026	2025

Revenues	$7,133	$17,390
Cost of revenues	(8,716)	(10,408)

Gross profit (loss)	(1,583)	6,982

Operating expenses:
Research and development	16,757	14,830
Sales and marketing	2,275	1,721
General and administrative	5,857	4,455

Total operating expenses	24,889	21,006

Operating loss	(26,472)	(14,024)

Financial income, net	308	1,416

Loss before taxes on income	(26,164)	(12,608)
Taxes on income	(35)	(34)

Net loss	$(26,199)	$(12,642)

Basic and diluted net loss per ordinary share	$(0.12)	$(0.07)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	215,511,076	185,534,529

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	March 31,	December 31,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,362	$8,638
Short-term restricted cash	16	16
Bank deposits	46,208	54,010
Marketable securities	9,540	9,466
Trade receivables, net	5,296	9,978
Inventory	3,880	3,344
Prepaid expenses and other current assets	5,738	4,780
Total current assets	75,040	90,232

LONG-TERM ASSETS:
Restricted deposits	3,111	3,189
Property and equipment, net	19,559	19,856
Operating lease right-of-use assets, net	24,372	25,086
Other long-term assets	88	89
Total long-term assets	47,130	48,220
Total assets	$122,170	$138,452

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$10,142	$8,599
Deferred revenues	2,027	1,852
Employees and payroll accruals	10,170	9,027
Accrued expenses and other current liabilities	5,674	5,998
Operating lease liabilities	5,992	5,949
Total current liabilities	34,005	31,425

LONG-TERM LIABILITIES:
Operating lease liabilities	28,500	29,302
Warrants liability	1	7
Total long-term liabilities	28,501	29,309

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	883,703	875,558
Accumulated deficit	(824,039)	(797,840)
Total shareholders' equity	59,664	77,718
Total liabilities and shareholders' equity	$122,170	$138,452

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (Unaudited)
	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net loss	$(26,199)	$(12,642)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,327	1,377
Remeasurement of warrants liability	(6)	(48)
Change in accrued interest on bank deposits	485	(337)
Change in marketable securities	(6)	(62)
Share-based compensation	3,712	4,754
Capital gain, net	(4)	-
Foreign exchange loss, net	49	154
Change in prepaid expenses and other assets	(700)	2,129
Change in trade receivables, net	4,682	(11,618)
Change in inventory	(536)	201
Change in operating lease assets and liabilities, net	(45)	(712)
Change in trade payables	1,866	(3,577)
Change in accrued expenses and other liabilities	(394)	523
Change in employees and payroll accruals	1,143	154
Change in deferred revenues	175	944
Net cash used in operating activities	(14,451)	(18,760)
Cash flows from investing activities:
Purchase of property and equipment	(1,356)	(1,915)
Proceeds from sales of property and equipment	4	-
Investment in bank deposits	(19,930)	(44,300)
Withdrawal of bank deposits	27,350	12,500
Investment in marketable securities	(5,381)	(14,892)
Proceeds from sales and maturities of marketable securities	5,313	17,737
Net cash provided by (used in) investing activities	6,000	(30,870)
Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance costs	-	37,596
Issuance of ordinary shares, net of paid issuance costs	4,231	-
Proceeds from exercise of options	18	142
Net cash provided by financing activities	4,249	37,738
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(74)	(104)
Decrease in cash, cash equivalents and restricted cash	(4,276)	(11,996)
Cash, cash equivalents and restricted cash at the beginning of the period	8,654	25,381
Cash, cash equivalents and restricted cash at the end of the period	$4,378	$13,385

Share-based compensation expenses:

	Three Months Ended March 31,
	2026	2025

Cost of revenues	$482	$1,774
Research and development expenses	1,522	1,888
Sales and marketing expenses	260	207
General and administrative expenses	1,448	885
	$3,712	$4,754

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